Exhibit 99.1

Caravelle International Group Announces Receipt of Nasdaq Notification and Outlines Compliance Plan

SINGAPORE, November 17, 2023 /PRNewswire/ -- Caravelle International Group (Nasdaq: CACO), a trailblazing global ocean technology company, today announced that it has received a notification from the Nasdaq Stock Market LLC (“Nasdaq”) regarding its compliance status. The notice, received on November 14, 2023, indicates that Caravelle International Group has not filed its interim financial statements for the six-month period ended April 30, 2023, and as a result, is currently non compliant with Nasdaq’s Listing Rules for continued listing.

According to the notification from Nasdaq, Caravelle International Group has been given a period of 60 calendar days, until January 16, 2024, to submit a detailed plan to regain compliance. If Nasdaq accepts the Company’s plan, Caravelle International Group may be granted an extension of up to 180 calendar days from the original filing due date, or until April 29, 2024, to achieve compliance.

Mr. Guohua Zhag, Chief Executive Officer of Caravelle International Group, stated, “We are taking this matter very seriously and are working diligently to address the issues that have led to the delay. We are confident in our ability to formulate and execute a robust plan to regain compliance within the stipulated timeframe.”

About Caravelle International Group

Caravelle is a global ocean technology company. Its business comprises of two sectors: the traditional business in international shipping, operated by the Topsheen Companies (Topsheen Shipping Group Corporation (Samoa) and its subsidiaries) and the new CO-Tech business under Singapore Garden Technology Pte. Ltd. As the traditional business, Caravelle’s international shipping business has generated all revenues. The CO-Tech business is a new development building upon the existing shipping business. It enables wood desiccation during the maritime shipping process, with full utilization of the shipping time, space, and the waste heat of exhaust gas from the shipping vessels. Caravelle’s CO-Tech industry has no historical operations and has not generated revenue. Caravelle is headquartered in Singapore.

Forward Looking Statements

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Such statements include, but are not limited to risks detailed in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended October 31, 2022. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. All information provided in this press release is as of the date of the publication, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Caravelle International Group

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

(65) 8304 8372

Attention: Tracy Xia

Email: ir@cacointernational.com